FOR IMMEDIATE RELEASE
ECARX white paper shows 50+% reduction in integration time for Google's world-leading GAS automotive application suite
CI/CD integration, a dedicated "test farm" and a focus on innovative efficiency and automation solutions reduced certification times from the expected 12-18 months to 8 months.
London, July 3, 2025 (GLOBE NEWSWIRE) -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today released a white paper sharing insights into integrating Google Automotive Services (GAS), with a particular focus on the integration of GAS into the ECARX-powered infotainment systems of the Volvo EX30 and Polestar 4 vehicles.
GAS consists of software built on top of Android Automotive OS for the purpose of delivering Google Services such as Google Maps, the Google Play Store, and Google Assistant.
The white paper, titled "Rapid Integration of Google Automotive Services: How ECARX Halved Integration Time for World-Leading GAS on AAOS IVI" is available to view here: https://www.linkedin.com/pulse/rapid-integration-google-automotive-services-how-ecarx-halved-time-pbkre/
Android™ Automotive OS (AAOS) offers a powerful, open-source platform for building in-vehicle infotainment (IVI) systems, enabling automakers to deliver richer, more connected experiences. Google Automotive Services (GAS) further enhances AAOS by providing access to essential Google services like Google Maps, Google Assistant, and Google Play Store.
Referred to publicly as “cars with Google built-in”, GAS leverages Google’s expertise in navigation (Google Maps), voice interaction (Google Assistant), and app ecosystems via the Google Play Store, and positions Google as a key player in delivering rich automotive experiences.
However, integrating AAOS and achieving GAS certification present significant technical and logistical challenges. The guidance for automakers seeking to integrate GAS is to allow 12-18 months to secure GAS certification.
The multi-step process towards certification includes:
•Hardware-software integration
•Compliance with multiple Google Test Suites (known as xTS)
•Customization and differentiation
•Security
•Over-the-Air (OTA) updates
•Project Management
More than halving expected time to certification

In this white paper, ECARX details a proactive, test-driven approach, which was developed and applied to GAS certification activities. Following Google's best practices, and extending them with processes and tools developed in-house, ECARX was able to deliver compliant and quality-assured GAS certification in record time, on digital cockpit platforms based on industry-standard Qualcomm Snapdragon® SoCs, as well as ECARX's own Antora 1000 computing platform for IVI.
By integrating a significant portion of the xTS suite directly into its CI/CD pipelines, ECARX was able to identify potential regression as soon as it occurred, rather than waiting for formal test cycles. This was combined with the creation of a dedicated "test farm", able to run the more than 1.6 million automatic test cases required for compliance, and to produce results within hours, reducing the execution on time of a full xTS run and allowing quicker identification of issues and faster resolution.
The first GAS certification process, for the Volvo EX30 fully electric mini-SUV, saw ECARX pioneer these techniques, achieving a successful first certification in 10 months, well ahead of the 12-18 months usually expected by Google.
Applying lessons and improving processes for the second project, the Polestar 4 electric SUV coupé, saw a further reduction, with GAS certification achieved in eight months.
"We're excited to share some of the details of our experience of delivering secure and stable Android Automotive OS IVI, with GAS integration," said Peter Cirino, Chief Operating Officer of ECARX. "While ECARX has developed technologies and approaches tailored to our approach, our white paper has insights worth considering by any automaker considering how to deliver compliant GAS services rapidly to their customers."

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,800 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. To date, ECARX products can be found in over 8.7 million vehicles worldwide.

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